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Exhibit 2.4

Form of Amendment to Change of Control Employment Agreement

[EXTENDED SYSTEMS INCORPORATED LETTERHEAD]

July 28, 2005

[Employee Name]

[Home Address]

        Re:    Amendment to Change of Control Agreement

Dear             :

        You may become entitled to certain severance benefits under your Change of Control Employment Agreement, dated             , 200   (the "Agreement"), with Extended Systems Incorporated, a Delaware corporation (the "Company") as a result of the merger of a wholly owned subsidiary of Sybase, Inc. with and into the Company pursuant to the terms the Agreement and Plan of Merger by and among Sybase, Ernst Acquisition Corporation and the Company (the "Merger Agreement"). In the event that severance benefits are triggered under the Agreement, you would generally be entitled to, among other benefits, a continuation of fringe benefits for 18 months under Section 6.1(b) unless you are reemployed by another employer with medical and welfare benefits, in which case benefits paid under Section 6.1 (b) terminate.

        You and the Company have agreed that in connection with the transactions contemplated by the Merger Agreement, the Company will make a one time payment to you of $36,000 to assist you in your paying for medical, dental and vision insurance contemplated by Section 6.1(b) of the Agreement. Such one-time payment shall be made to you within 30 days of your last day of employment with the Company. Notwithstanding Section 6.1(b) of the Agreement, the Company will have no obligation to provide any such benefits to you and you will have no other rights pursuant to Section 6.1(b) of the Agreement to payment of any benefits whatsoever other than the one-time payment contemplated above; provided, however, you may participate in any continuation of medical, dental and vision benefits of the Company at your own expense for a period not to exceed the maximum benefit period pursuant to the Consolidated Omnibus Budge Reconciliation Act of 1985, as amended. Once any benefit plan of the Company is terminated pursuant to which you are receiving COBRA continuation coverage or had the right to elect COBRA continuation coverage, Sybase, Inc. will offer you COBRA continuation coverage under its most-analogous plan for the duration of the normal COBRA continuation period. See, e.g., Treas. Reg. Section 54.4980B-2. The Company will obtain Sybase, Inc.'s agreement to provide continuation coverage pursuant to this section.

        In addition, you and the Company agree that Article 8 "Full Settlement; Legal Fees" shall be revised in its entirety to read as follows:

        "The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, such amounts shall not be reduced whether or not the Executive obtains other employment."

        Other than as set forth herein, the Agreement shall remain in full force and effect. This agreement shall be of no force or effect if the Effective Time (as defined in the Merger Agreement) does not occur or the Merger Agreement is terminated in accordance with its terms.

        If this letter accurately sets forth our agreement with respect to the foregoing matters, please sign the enclosed copy of this letter and return it to me.

Sincerely,
[Name, Title]
ACKNOWLEDGED AND AGREED:
[Employee Name]

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Form of Amendment to Change of Control Employment Agreement